UNITED STATES
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SCHEDULE 14A

**Proxy Statement Pursuant to Section 14(a)
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Intraware, Inc.

(Name of Registrant as Specified In Its Charter)

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Intraware, Inc.
25 Orinda Way
Orinda, California 94563
(925) 253-4500

July 2, 2007

Dear Stockholder:

You are cordially invited to attend the Annual Meeting of Stockholders of Intraware, Inc. The Annual Meeting will be held at 10:00 a.m. on August 8, 2007 at the Orinda Country Club, 315 Camino Sobrante, Orinda, California 94563.

At this year's Annual Meeting you will be asked to elect two people to our Board of Directors and to ratify our Audit Committee's selection of BDO Seidman LLP as our independent registered public accounting firm. Your vote on these matters is important and we appreciate your continued support.

The formal notice of the Annual Meeting and the Proxy Statement are included in this invitation. We have also enclosed a copy of our Annual Report to Stockholders, which includes our Form 10-K for our 2007 fiscal year.

Please use this opportunity to take part in Intraware's affairs by voting on the items to come before this meeting. **Whether or not you plan to attend the meeting please complete, sign, date, and return the accompanying proxy card in the enclosed postage-paid envelope**.

We look forward to seeing you at the meeting.

Sincerely,

Peter H. Jackson
Chairman, Chief Executive Officer and President

INTRAWARE, INC.
2007 NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

TABLE OF CONTENTS

INTRAWARE, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
Wednesday, August 8, 2007 at 10:00 a.m.

DATE AND TIME	Wednesday, August 8, 2007 at 10:00 a.m.
PLACE	The Orinda Country Club, 315 Camino Sobrante, Orinda, California 94563
ITEMS OF BUSINESS:	1. Elect two Class III directors for a term of three years or until their successors are duly elected and qualified. Intraware's Board of Directors has nominated Peter H. Jackson and Alex Danzberger for election as the Class III directors.
	2. Ratify the appointment of BDO Seidman LLP as our independent registered public accounting firm.
RECOMMENDED ACTION:	The Board of Directors recommends a vote "FOR" each of the proposals.
WHO MAY VOTE	Stockholders who owned our stock at the close of business on June 21, 2007 may attend and vote at the meeting.

By Order of the Board of Directors

/s/
Wendy A. Nieto
Executive Vice President and Chief Financial Officer

Orinda, California
July 2, 2007

It is important that you promptly vote your proxy by signing, dating and returning the enclosed proxy card. You may still attend the Annual Meeting and change your vote, even if you vote by proxy. However, we recommend you vote your proxy so that your vote will be counted if you later decide not to attend the Annual Meeting.

PROXY STATEMENT FOR ANNUAL MEETING OF STOCKHOLDERS

Intraware's Board of Directors is soliciting proxies for the 2007 Annual Meeting of Stockholders (the "Annual Meeting"). The meeting will be held on August 8, 2007 at 10:00 a.m. at the Orinda Country Club, 315 Camino Sobrante, Orinda, California 94563. The Orinda Country Club's telephone number is (925) 254-4313. Our headquarters are located at 25 Orinda Way, Orinda, California 94563. Our telephone number is (925) 253-4500.

Solicitation and voting materials, which include this Proxy Statement, the proxy card and the 2007 Annual Report to Stockholders, were mailed to stockholders on or about July 2, 2007.

Questions and Answers about the Proxy Materials and the Annual Meeting

Q: Why am I receiving this Proxy Statement?

A: This Proxy Statement describes proposals on which you, as a stockholder, are entitled to vote. It also gives you information on these proposals so that you can make an informed decision.

Q: Who can vote at the Annual Stockholders Meeting?

A: Stockholders who owned common stock, Series A preferred stock, or Series B preferred stock as of the close of business on June 21, 2007, the record date, may attend and vote at the Annual Meeting. Each share of common stock is entitled to one vote. Each share of Series A preferred stock is entitled to one vote. Each share of Series B preferred stock is entitled to one thousand votes. As of June 21, 2007, there were issued 6,209,416 shares of common stock, 27,624 shares of Series A Preferred Stock, and 1,000 shares of Series B preferred stock.

Q: What is the proxy card?

A: The proxy card enables you to appoint each of Peter H. Jackson and Wendy Nieto as your representatives at the Annual Meeting. By completing and returning the proxy card, you are authorizing each of Mr. Jackson and Ms. Nieto to vote your shares at the meeting, as you have instructed them on the proxy card. This way, your shares will be voted whether or not you attend the meeting. Even if you plan to attend the meeting, it is a good idea to complete and return your proxy card before the meeting date just in case your plans change.

If a proposal comes up for vote at the meeting that is not on the proxy card, Mr. Jackson or Ms. Nieto will vote your shares represented by your proxy according to their judgment.

Q: What am I voting on?

A: You are being asked to vote on:

- the election of two directors; and
- the ratification our Audit Committee's selection of BDO Seidman LLP as our independent registered public accounting firm.

We also will transact any other business that properly comes before the meeting.

Q: How do I vote?

A: **(1) You may vote by mail.**

You do this by completing, signing and dating your proxy card and returning it in the enclosed, postage-paid and addressed envelope. If you mark your voting instructions on the proxy card, your shares will be voted:

- as you instruct; and

- according to the judgment of Mr. Jackson and Ms. Nieto if any other matter comes up for vote at the meeting that is not on the proxy card.

If you return a signed card, but do not provide voting instructions, your shares will be voted:

- for the two named nominees for directors;
- for the ratification of our Audit Committee's selection of BDO Seidman LLP as our independent registered public accounting firm; and
- according to the judgment of Mr. Jackson and Ms. Nieto if any other matter comes up for a vote at the meeting that is not on the proxy card.

(2) For Shares Registered in the Name of a Brokerage Firm or Bank (shares in street name), you may be able to vote by telephone or Internet.

If you hold your shares in "street name," a number of brokerage firms and banks that may hold your shares are participating in a program provided through Broadridge Financial Solutions, Inc. that offers telephone and Internet voting options. Holding shares in "street name" means you hold them through a brokerage firm, bank or other nominee, and therefore the shares are not held in your individual name.

If your shares are held in an account at a brokerage firm or bank participating in the Broadridge Financial Solutions, Inc. program, you may vote those shares by calling the telephone number which appears on your voting form or through the Internet in accordance with instructions set forth on the voting form.

(3) You may vote in person at the meeting.

We will pass out written ballots to anyone who wants to vote at the meeting. However, if you hold your shares in "street name," you must bring to the meeting a "legal proxy" from the broker, bank or other nominee holding your shares that confirms your beneficial ownership of the shares and gives you the right to vote your shares.

We encourage you to examine your proxy card closely to make sure you are voting all of your shares in Intraware.

Q: What does it mean if I receive more than one proxy card?

A: You may have multiple accounts listed with the transfer agent and/or with brokerage firms. Please sign and return all proxy cards to ensure that all of your shares are voted.

Q: What if I change my mind after I return my proxy?

A: You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by:

- sending a written notice to the Secretary of Intraware at 25 Orinda Way, Orinda, California 94563 stating that you would like to revoke your proxy of a particular date;
- signing another proxy with a later date and returning it before the polls close at the meeting; or
- attending the Annual Meeting and voting in person.

Please note, however, that if your shares are held in street name by a brokerage firm, bank or other nominee, you must instruct your broker, bank or other nominee that you wish to change your vote by following the procedures on your voting form. If your shares are held in street name and you wish to attend the meeting and vote at the meeting, you must bring to the meeting a legal proxy from the broker, bank or other nominee holding your shares, confirming your beneficial ownership of the shares and giving you the right to vote your shares.

Q: Will my shares be voted if I do not sign and return my proxy card?

A: (1) If your shares are held in street name, your brokerage firm, under certain circumstances, may vote your shares. The circumstances under which a broker may vote shares which are held in street name are described more fully under the question below titled, *"What is a 'broker nonvote' and what impact do broker nonvotes have on the votes taken at the stockholder meeting?"*

(2) If your shares are in your name and you do not sign and return your proxy card or vote by telephone or using the Internet, your shares will not be voted unless you vote in person at the meeting.

Q: How can I vote on each proposal?

A: You may vote:

- either "for" each director nominee or "withhold" your vote from any one or more of the nominees; and
- "for," "against," or "abstain" for all other proposals.

Q: How many stockholders are needed either in person or by proxy to hold the meeting?

A: To hold the meeting and conduct business, a majority of Intraware's outstanding shares entitled to vote as of the close of business on June 21, 2007 must be present at the meeting. This is called a quorum.

Shares are counted as present at the meeting if the stockholder either:

- is present and votes in person at the meeting; or
- has properly submitted a proxy card (including voting by telephone or using the Internet).

Shares voted "for all" or "for all except" in connection with the election of directors and shares voted "for," "against," or "abstain" for all other proposals are counted as present in person or by proxy. The impact of broker nonvotes in establishing a quorum is described in the answer to the question below titled *"What is a 'broker nonvote' and what impact do broker nonvotes have on votes taken at the stockholder meeting?"*

Q: What effect does an abstention have on the votes taken at the stockholder meeting?

A: Other than in the case of the election of directors, in which case an abstention has no effect on the outcome, abstentions generally have the same effect as a vote against a proposal.

Q: What is a "broker nonvote" and what impact do broker nonvotes have on the votes taken at the stockholder meeting?

A: Under applicable rules, a bank, broker, or other nominee may exercise discretionary authority to vote shares for the election of directors and certain routine matters if specific instructions are not received from the holder of the shares. However, on any non-routine matters, brokers may not exercise discretionary authority.

A "broker nonvote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner as to how to vote such shares. The broker nonvotes generally would count to establish a quorum for the meeting, but would not be counted for or against the two proposals on the ballot this year.

Q: Does the Company's common stock and voting preferred stock vote separately on any matter?

A. Our common stock and voting preferred stock vote together as a single class (on an as converted to common stock basis) on all matters expected to be submitted to a vote of the stockholders at the meeting.

Q: How many votes must the nominees have to be elected as directors?

A: The two nominees receiving the highest number of "yes" votes from the shares of the common stock and voting preferred stock (voting on an as converted to common stock basis) will be elected as directors. This number is called a plurality. Since the directors are elected by a plurality, abstentions and broker nonvotes will have no effect on the outcome of the election of directors.

Q: What happens if the nominees are unable to stand for re-election?

A: The Board may, by resolution, reduce the number of directors or designate substitute nominees. In the event of a substitution, if you have completed and returned your proxy, either of Mr. Jackson or Ms. Nieto can vote your shares for substitute nominees. They cannot vote for more than two nominees.

Q: How many votes are required to approve the ratification of the Audit Committee's selection of BDO Seidman LLP as the Company' s independent registered public accounting firm?

A: A majority of the shares of common stock and voting preferred stock present in person or by proxy at the meeting and entitled to vote, voting together as a single class.

Q: Is my vote kept confidential?

A: Proxies, ballots and voting tabulations identifying stockholders are kept confidential and will not be disclosed except as may be necessary to meet legal requirements.

Q: Where do I find the voting results of the meeting?

A: We will announce preliminary voting results at the meeting. We will publish the final results in our quarterly report on Form 10-Q for our quarter ending August 31, 2007. We will file that report with the SEC, and you can get a copy by calling the SEC at (800) SEC-0330 for location of the nearest public reference room, or through the Internet at www.sec.gov or www.intraware.com.

Q: Who can help answer my questions?

A: You can call Pierre Hirsch of Kalt Rosen/Ruder Finn/West at 925-253-4545, or email him at ir@intraware.com, regarding the proposals described in this Proxy Statement or how to vote.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Nominees for re-election this year as Class III directors for a three-year term ending in 2010 are:

Peter H. Jackson
Alexander H. Danzberger, Jr.

Each nominee is presently a director of Intraware and has consented to serve a new three-year term. Information about each director nominee is provided below in the section titled "The Board of Directors."

Vote Required

The two nominees receiving the highest number of "yes" votes from the shares of the common stock and voting preferred stock will be elected as directors. Since directors are elected by a plurality, abstentions and broker non-votes will have no effect on the outcome of the election of directors.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH OF THE NOMINEES LISTED ABOVE.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has appointed BDO Seidman LLP, an independent registered public accounting firm, to audit the consolidated financial statements for the fiscal year ending February 29, 2008. The Board has approved, and asks that the stockholders ratify, this appointment. If the stockholders do not ratify the appointment, the Audit Committee will reconsider its selection of an independent registered public accounting firm.

The Company expects representatives of BDO Seidman to be present at the Annual Meeting. They will have an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate questions.

Vote Required

A majority of the shares of common stock and voting preferred stock outstanding as of the record date and entitled to vote, voting together as a single class, will be required for approval of this proposal.

Recommendation of the Board of Directors

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE AUDIT COMMITTEE'S APPOINTMENT OF BDO SEIDMAN LLP AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING FEBRUARY 29, 2008.

OTHER BUSINESS

The Board knows of no other business for consideration at the meeting. If other matters are properly presented at the meeting, or for any adjournment or postponement of the meeting, either of Mr. Jackson or Ms. Nieto will vote any proxies held by them in accordance with their judgment on such matters.

BOARD OF DIRECTORS

The Board of Directors is currently composed of six members. Five of them – Brendan A. McLoughlin, Raymond L. Ocampo Jr., Peter F. Pervere, Bradley M. Shuster, and Alexander H. Danzberger, Jr. – are deemed to be independent directors under applicable Nasdaq rules. Two directors, Messrs. Jackson and Danzberger are nominees for re-election this year. The remaining four directors will continue to serve the terms described below.

The directors serve staggered terms. This is accomplished as follows:

- the board of directors is divided into three classes;

- the classes are as nearly equal in number as possible;

- the term of each class begins on a staggered schedule; and

- each director serves a three-year term.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the two named nominees, both of whom are currently directors of Intraware. In the event that any nominee of Intraware is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board to fill the vacancy. In the event additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them in such a manner as will ensure the election of as many of the nominees listed below as possible. The term of office of each person elected as a director will continue until the 2010 annual meeting of stockholders or until his successor has been duly elected and qualified, or until his earlier death, resignation or removal. We do not expect any nominee will be unable or unwilling to serve as a director.

Information on the Nominees and Other Directors

Below is information on the nominees for Class III director and on the directors whose terms continue after this year's Annual Meeting. This information is current as of June 25, 2007.

Class III Director Nominees For Terms Expiring in 2010

Name	Age	Position
Peter H. Jackson	49	Chairman, President and Chief Executive Officer
Alexander H. Danzberger, Jr.	48	Director

Peter H. Jackson co-founded Intraware in August 1996 as President, Chief Executive Officer and a member of the Board of Directors. While continuing as a member of the Board of Directors, he assumed the title of Chief Executive Officer in December 2000, President and Chief Executive Officer in September 2002, and Chairman, Chief Executive Officer and President in November 2003. Prior to joining Intraware, he served as founder and President of Granite Computer Products, Inc., a corporate computer hardware reseller and services provider; President and Chief Operating Officer of Dataflex Corporation, a value-added reseller of computer hardware and services; and Vice President of Vanstar Corporation, a computer hardware and services company. Mr. Jackson holds an A.B. in History from the University of California, Berkeley.

Alexander H. Danzberger, Jr. - Pursuant to the November 9, 2005, Series B Convertible Preferred Stock Purchase Agreement with Digital River, Mr. Danzberger was appointed as a member of the board of directors on June 25, 2007. Mr. Danzberger currently serves as Vice President - Corporate Development for Digital River, Inc. ("Digital River") and is responsible for leading Digital River's acquisition efforts. During his tenure, Digital River has expanded its European presence, assembled the core technology platforms for Digital River's marketStudio™ , OneNetwork Direct™ and marketForce™ service offerings and entered into new vertical markets. Prior to this role, he held the position of Vice President – Software Distribution & Commerce Services and had responsibility primarily for Digital River's customer service operations. Prior to joining Digital River, Mr. Danzberger held various leadership roles at Honeywell International, Inc., which included being the General Manager for Honeywell's Asia Pacific Shared

Services organization, Director for Honeywell's China Area operations and Assistant Treasurer. He began his career at Chase Manhattan Bank and held positions with the Global Investment Bank in both New York and Chicago.

Incumbent Class I Directors Whose Terms Expire in 2008

Name	Age	Position
Peter F. Pervere	59	Lead Independent Director
Bradley M. Shuster	52	Director

Peter F. Pervere has served as a member of our Board of Directors since March 2003 and as Lead Independent Director since June 2006. He also is the Chairman of the Audit Committee and a member of the Compensation Committee. From April 1997 until February 2000, Mr. Pervere served as Vice President and Chief Financial Officer and from February 2000 to May 2002 he served as Senior Vice President and Chief Financial Officer of Commerce One, Inc., an e-commerce procurement and supplier-management solutions company. From 1987 to April 1997, Mr. Pervere was at Sybase, Inc., a database software company, serving as Vice President and Corporate Controller from 1991 to 1997. Prior to joining Sybase, Mr. Pervere served for five years on the auditing staff, including three years as an audit manager, at the accounting firm of Ernst & Young LLP. Mr. Pervere holds a B.A. degree in History from Stanford University.

Bradley M. Shuster has served as a member of our Board of Directors since May 2004. He is a member of the Audit Committee. Since January 1, 2003, Mr. Shuster has served as President, International and Strategic Investments of The PMI Group and President and Chief Executive Officer of PMI Capital Corporation. From February 1999 to December 2002, he served as Executive Vice President Corporate Development of The PMI Group and PMI Mortgage Insurance Co. From 1995 to February 1999, he served as Senior Vice President, Treasurer and Chief Investment Officer of the PMI Group and PMI Mortgage Insurance Co. Prior to joining PMI, he was an audit partner with the accounting firm of Deloitte & Touche LLP, where he was employed from January 1978 to July 1995. Mr. Shuster holds a B.S. degree from the University of California, Berkeley and an M.B.A. from the University of California, Los Angeles.

Incumbent Class II Directors whose Terms Expire in 2009

Name	Age	Position
Brendan A. McLoughlin	68	Director
Raymond L. Ocampo Jr.	54	Director

Brendan A. McLoughlin has served as a member of our Board of Directors since July 2002. He is a member of the Audit Committee, the Nominating and Corporate Governance Committee and the Special Litigation Committee, and is the Chairman of the Compensation Committee. From September 1998 to April 2001, Mr. McLoughlin served as Senior Vice President of Sales at Navigation Technologies Corporation, a database software company. From August 1997 to June 1998 he served as Senior Vice President of Sales for Fujitsu Personal Computer Company, and from September 1996 to July 1997 he served as Senior Vice President of World-Wide Sales at Vision Tek Corporation, a 3D graphic accelerator company. From May 1993 to August 1996, he served as Senior Vice President of worldwide Sales at Dataflex Corporation, a value-added reseller of computer hardware and services. From 1983 to 1993, Mr. McLoughlin held various management positions at Compaq Computer Corporation, including Vice President of North American Corporate Sales. From 1968 to 1983, he held various positions at IBM Corporation. Mr. McLoughlin holds a B.A. in Business Administration from Belmont Abbey College and has completed executive management courses at Harvard University Business School and the University of Pennsylvania Wharton School of Business.

Raymond L. Ocampo Jr. has served as a member of our Board of Directors since November 2003. He is a member of the Compensation Committee, and is the Chairman of the Nominating and Corporate Governance Committee and of the Special Litigation Committee. He has been a member of the board of directors of the Berkeley Center for Law & Technology since January 2000 and served as Executive Director from August 1997 through December 1999. Since April 2004 Mr. Ocampo has been President and Chief Executive Officer of Samurai Surfer LLC, a consulting and investment company. Mr. Ocampo was Senior Vice President, General Counsel and Secretary at Oracle Corporation from September 1990 until his retirement in November 1996. He held other senior positions in Oracle's Legal Department between July 1986 and September 1990. Mr. Ocampo is a member of the board of directors of CytoGenix,

Inc., Keynote Systems, Inc., and The PMI Group, Inc. He holds a B.A. from the University of California, Los Angeles and a J.D. from Boalt Hall School of Law at the University of California, Berkeley.

Board of Directors and Corporate Governance

Corporate governance is typically defined as the system that allocates duties and authority among a company's stockholders, board of directors and management. The stockholders elect the Board, ratify the appointment of the independent registered public accounting firm of the Company, and vote on extraordinary matters; the board is the Company's governing body, responsible for hiring, overseeing and evaluating management, particularly the chief executive officer; and management runs the company's day-to-day operations.

Independent Directors

Each of the directors other than Mr. Jackson qualifies as "independent" under the listing requirements of The Nasdaq Stock Market. The Nasdaq independence definition includes a series of objective tests, such as that the director is not an employee of the company and has not engaged in various types of business dealings with the company. Further, required by the Nasdaq rules, the Board of Directors has made a subjective determination as to each independent director that no relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of the director. In addition, the Board of Directors appointed Mr. Pervere as its Lead Independent Director in June 2006.

Each member of the Audit Committee qualifies as "independent" under special standards established by the SEC for members of audit committees, and the Audit Committee includes at least one member who is determined by the Board to meet the qualifications of an "audit committee financial expert" in accordance with SEC rules. Peter F. Pervere is the independent director who the Board has determined to be qualified as an audit committee financial expert. This designation is based on Mr. Pervere's experience in and understanding of accounting and auditing matters, in accordance with SEC rules. It does not impose any greater duties, obligations or liability on Mr. Pervere than are generally imposed on him as a member of the Audit Committee and of the Board of Directors, and his designation as an "audit committee financial expert" for purposes of the SEC rules does not affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

Board Responsibilities and Structure

The primary responsibilities of the Board of Directors are oversight, counseling and direction to Company management in the long-term interests of Intraware and its stockholders. The Board's detailed responsibilities include: (a) selecting the Chief Executive Officer and other senior executives, and, through the Compensation Committee, regularly evaluating their performance and approving their compensation; (b) reviewing and, where appropriate, approving Intraware's major financial objectives, strategic and operating plans, and actions; (c) overseeing the conduct of Intraware's business to evaluate whether the business is being properly managed; and (d) through the Audit Committee and Nominating and Corporate Governance Committee, overseeing the processes for maintaining the integrity of Intraware's financial statements and other public disclosures, and compliance with laws and ethics. Intraware's Chief Executive Officer, working with the other executive officers, has the authority and responsibility for managing the business in a manner consistent with corporate standards and practices, and in accordance with any specific plans, instructions or directions of the Board. The Chief Executive Officer and management are responsible for seeking the advice and, in appropriate situations, the approval of the Board regarding extraordinary actions to be undertaken by Intraware.

The Board and its committees meet throughout the year on a set schedule, and also hold special meetings and act by written consent from time to time as appropriate. Board agendas include regularly scheduled sessions for the independent directors to meet without management present. The Board has delegated various responsibilities and authority to different Board committees, as generally described below. Directors have access to all Intraware employees outside of Board meetings.

Board Committees and Charters

The Board currently has, and appoints the members of, standing Audit, Compensation, and Nominating and Corporate Governance committees. The Board also currently has a temporary Special Litigation Committee, whose members are appointed by the Board. Each member of the Audit, Compensation, Nominating and Corporate Governance, and Special Litigation committees is an independent director in accordance with the Nasdaq standards described above. Each of the standing Board committees has a written charter approved by the Board. Copies of the committee charters are posted on our web site at *http://www.intraware.com/company/corp_governance/index.html.*

The table below describes the Board's committees and the current membership of those committees. The Board may establish other committees as it deems appropriate.

Name of Committee and Members	No. of Meetings Held in 2007 Fiscal Year	Functions of the Committee
Audit Peter F. Pervere, Chairman Brendan A. McLoughlin Bradley M. Shuster	8	The Audit Committee's primary functions are to provide oversight and monitoring of our management and the independent registered public accounting firm, and their activities with respect to our financial reporting process.
Compensation Brendan A. McLoughlin, Chairman Raymond L. Ocampo Jr. Peter F. Pervere	6	The Compensation Committee determines the compensation of our executive officers, administers our employee stock option plans, and reviews and approves compensation philosophy and programs for annual and long-term executive compensation.
Nominating and Governance Raymond L. Ocampo Jr., Chairman Brendan A. McLoughlin	1	The Nominating and Governance Committee evaluates, proposes and approves nominees for election or appointment to the Board and evaluates the composition, organization and governance of the Board and its committees.
Special Litigation Committee Raymond L. Ocampo Jr., Chairman Brendan A. McLoughlin	0	The Special Litigation Committee is a temporary committee of the Board consisting solely of independent directors who are not defendants in the securities class action litigation pending against Intraware. The purpose of the committee is to decide whether and on what terms we should enter into agreements to settle that litigation.

Attendance at Meetings

All directors are expected to attend each meeting of the Board and the committees on which they serve, and are strongly encouraged to attend the annual meetings of stockholders. Five of the Company directors attended last year's annual meeting of stockholders. Non-employee directors receive per-meeting fees for Board and committee meetings only if they attend the meetings in person or via teleconference (see "Director Compensation" below). The Board held six meetings during the last fiscal year, which ended February 28, 2007. Each director attended at least 80 percent of the aggregate of (a) all Board meetings held during the period that person was a director and (b) all meetings of Board committees on which that person served which were held during the period he served. The Board does not have a formal policy that seeks to limit the number of outside directorships held by a director, but the Board's guideline of attendance at all meetings reflects the Board's expectation that each director will meet his or her commitments to the position.

Director Compensation

The following table provides compensation information for the year ended February 28, 2007 for each non-employee member of our Board of Directors:

Director Compensation Table

Name	Fees earned or paid in cash	Stock awards	Option awards (1)	Non-equity incentive plan compensation	Change in pension value and nonqualified deferred compensation earnings	All other compensation	Total
Peter F. Pervere.................	$ 9,785	$ —	$ 5,564	—	—	—	$ 15,349
Robert F. Kleiber	$ —	$ —	$ —	—	—	—	$ —
Mark Hoffman	$ 2,250		$ 836	—	—	—	$ 3,086
Brendan A. McLoughlin ...	$ 11,289	$ —	$ 3,722	—	—	—	$ 15,012
Raymond L. Ocampo, Jr. ...	$ 7,029	$ —	$ 9,564	—	—	—	$ 16,592
Bradley M. Shuster	$ 8,147	$ —	$ 5,730	—	—	—	$ 13,876

(1) Amounts disclosed under "Option Awards" represent the dollar amounts, disregarding the estimate of forfeitures related to service based vesting conditions, recognized for financial statement reporting purposes by Intraware for the fiscal year ended February 28, 2007 pursuant to FAS 123R. See Note 7 to the Company's consolidated financial statements included in its Form 10-K for a discussion of the relevant assumptions used in calculating the dollar amount pursuant to FAS 123R.

Mr. Pervere was granted options to purchase 750 shares on October 10, 2006 at an exercise price of $4.31 per share. Mr. McLoughlin was granted options to purchase 750 shares on October 10, 2006 at an exercise price of $4.31 per share. Mr. Ocampo was granted options to purchase 750 shares on October 10, 2006 at an exercise price of $4.31 per share. Mr. Shuster was granted options to purchase 750 shares on October 10, 2006 at an exercise price of $4.31 per share.

As of February 28, 2007, the following directors held the following aggregate number of options outstanding: Mr. Pervere – 3,750 shares, of which 2,749 are exercisable, Mr. McLoughlin – 4,500 shares, of which 3,531 are exercisable, Mr. Ocampo – 3,750 shares, of which 2,499 are exercisable, Mr. Shuster – 3,000 shares, of which 1,562 are exercisable. Mr. Hoffman and Mr. Kleiber did not have options to purchase any shares outstanding as of February 28, 2007.

All of Intraware's non-employee directors receive both cash and equity compensation for their service on the Board and its various committees, with the exception of Mr. Kleiber and his successor, Alexander H. Danzberger, Jr., both of whom were nominated by Digital River, Inc. ("Digital River") in accordance with our November 9, 2005 Series B Preferred Stock Purchase Agreement with Digital River ("Series B Purchase Agreement"). Under that agreement, and upon the Company's entering into a strategic alliance agreement with Digital River on June 22, 2006, Digital River became entitled to have the Company's Board of Directors appoint or nominate, as applicable, a representative to a seat on the Company's Board. Digital River will continue to have these rights so long as it owns ten percent or more of the Company's outstanding common stock (on an as-converted to common stock basis). However, Board members who are nominated by Digital River under that agreement receive no compensation for their Board service. Accordingly, all references to the cash or equity compensation of our non-employee directors below *exclude* Board members who are appointed or nominated under the Series B Purchase Agreement.

Our other non-employee directors receive the following cash compensation:

- For Board membership:

    - The Chairman receives an annual retainer of $7,500 if he or she is a non-employee director.

    - The Lead Independent Director began receiving an annual retainer of $7,500 as of fiscal year 2008.

    - Each other non-employee director receives an annual retainer of $5,000.

    - Each non-employee director receives a $500 fee per Board meeting attended. During fiscal 2007, total meeting fees were capped at a maximum of $4,000. This cap has been removed effective March 12, 2007.

- For Audit Committee membership:

  - The Chairman receives an annual retainer of $6,000.

  - Each other Committee member receives an annual retainer of $4,000.

  - Each Committee member receives a $500 fee per Committee meeting attended. During fiscal 2007, total meeting fees were capped at a maximum of $3,000. This cap has been removed effective March 12, 2007.

- For membership on each other standing Board committee (excluding special or temporary committees):

  - The Chairman receives an annual retainer of $4,500.

  - Each other committee member receives an annual retainer of $3,000.

  - Each committee member receives a $500 fee per committee meeting attended. During fiscal 2007, total meeting fees were capped at a maximum of $2,000. This cap has been removed effective March 12, 2007.

In addition, we reimburse non-employee directors for their reasonable out-of-pocket expenses incurred in attending Board and committee meetings.

Non-employee directors also receive automatic, nondiscretionary stock option grants at the time they become directors and annually thereafter, under our 1998 Director Option Plan. Under this plan—and following our one-for-ten reverse stock split in September 2005—a director receives an option grant for 1,500 shares on the date of election to the Board, and receives an option grant for 750 shares each year thereafter on the date of the annual meeting of stockholders if the director has served on the Board for six months before the annual meeting. The initial grant vests over four years, 12.5 percent of the shares vesting six months after the grant date and the balance vesting monthly in equal installments thereafter. Each subsequent grant vests over two years, with 25 percent of the shares vesting six months after the grant date, and the balance vesting monthly in equal installments. The exercise price of each grant is the fair market value of the stock on the date of the grant. A copy of this plan is attached as an exhibit to our Registration Statement on Form S-8 filed with the SEC on January 18, 2001.

Messrs. McLoughlin, Ocampo, Pervere and Shuster each received a split-adjusted option grant for 750 shares on our annual meeting date in October 2006. We did not grant options to our remaining non-employee director, Mr. Kleiber, because he serves on the Board without compensation under our Series B Purchase Agreement with Digital River.

For fiscal years after fiscal 2007, we have granted—and plan to continue granting—Restricted Stock Units to our non-employee directors, which will be in addition to the equity compensation described above. Those grants will be made from our 2006 Equity Incentive Plan, which was approved by our stockholders at our 2006 annual meeting. The size of any Restricted Stock Unit grants will be determined by our assessment of our non-employee director compensation relative to our peers on or around the time of each annual meeting date, with the goal of approximating the median compensation level in our peer group.

After benchmarking the compensation of our non-employee directors against other similarly situated public companies, and upon the recommendation of our Compensation Committee and approval of our full Board, we granted Restricted Stock Units to our non-employee directors, excluding Mr. Kleiber, on March 12, 2007.

The March 12, 2007 grant provided 7,500 Restricted Stock Units to our lead independent director, Peter Pervere, and 4,000 Restricted Stock Units each to Messrs. McLoughlin, Ocampo, and Shuster. To determine the size of these grants, we used a compensation data service to gather proxy filing data for peer companies in the following categories: (1) California-based technology companies with annual revenues below $50 million; (2) California-based technology companies with market capitalizations below $50 million; and (3) all public companies located in California with annual revenues between $10-15 million. Using the data we gathered from these three comparator groups, we determined a blended median for director compensation, including both cash and equity compensation. Based upon that data, we determined that our equity compensation for non-employee directors was significantly below the blended median, and calculated the number of Restricted Stock Units necessary to bring each director, including our lead independent director, to a more competitive level. We plan to engage in similar benchmarking on an annual basis to determine the appropriate levels of future Restricted Stock Unit grants to our non-employee directors.

Intraware's employee directors receive no compensation for their service as directors, and we have no plans to change that practice. Compensation received by Mr. Jackson for his services as Chairman, Chief Executive Officer and President is described below under the headings "Compensation Discussion and Analysis" and "Other Executive Compensation Matters."

Director Nomination Process

Intraware's process for nominating directors is governed by the Charter for the Nominating and Corporate Governance Committee. That charter is posted on our corporate website at: *http://www.intraware.com/pdf/company/corp_governance/nominating_corp_gov_comm_charter_7-9-03.pdf*

All of the members of our Nominating and Corporate Governance Committee are independent in accordance with Nasdaq Stock Market rules.

The Charter for the Nominating and Corporate Governance Committee provides that, as part of the Committee's consideration of qualified candidates for nomination as directors, it shall evaluate stockholder nominees where applicable. In accordance with the Charter, the Committee will nominate only those candidates, including candidates recommended by stockholders, who:

- have the highest personal and professional integrity,

- have strong business experience,

- have demonstrated exceptional ability and judgment, and

- can be most effective, in conjunction with the members of and other nominees to the Board, in collectively serving the long-term interests of our stockholders.

The Committee will also consider the then-current makeup of the Board and its committees and whether the background and expertise of the candidate complement, or address any gaps perceived by the Committee in, those of the other directors and nominees.

The Committee identifies potential Board candidates using a variety of channels, including current and former business associates, Intraware stockholders, executives and directors in related industries, and relevant publications. The Committee will typically evaluate candidates by reviewing their resumes and biographical materials, analyzing the companies or organizations where the candidates have worked and the performance of those companies or organizations during the candidates' tenure, interviewing the candidates, and consulting with people who know and have worked with the candidates. The manner in which the Committee evaluates candidates is the same for candidates recommended by stockholders as for other candidates.

Stockholders may submit recommendations to the Committee for Board nominees by sending those recommendations to:

Nominating and Corporate Governance Committee
c/o Corporate Secretary
Intraware, Inc.
25 Orinda Way
Orinda, CA 94563

Intraware's Corporate Secretary will promptly forward any such submissions to the Committee members for consideration. Submissions should include the candidate's name, a resume or other summary of the candidate's relevant experience and credentials, and contact information for the candidate and the stockholder submitting the recommendation. If the stockholder wishes that the Committee consider naming a candidate as a nominee for the Board in the proxy statement for our 2008 annual meeting, the stockholder should submit the recommendation by the deadline described under "Other Matters: Deadline for Submission of Proposals for 2008 Annual Meeting" below.

Stockholder Communication with Board Members

Stockholders may send communications to our directors by addressing the communications to:

[Name of director]
c/o Corporate Secretary
Intraware, Inc.
25 Orinda Way
Orinda, CA 94563

Stockholders may also send communications to directors electronically by using the web form on our Investor Relations website at *http://www.intraware.com/company/investors/comments.html*, and specifying in the communication the name of the director to whom it is to be forwarded. All such stockholder communications received by Intraware, that are sent or transmitted in the sender's capacity as a stockholder, will be promptly forwarded directly to the directors to whom they are addressed.

Corporate Governance Guidelines

The Board has adopted a set of Corporate Governance Guidelines. The Nominating and Corporate Governance Committee is responsible for overseeing the Guidelines and reporting and making recommendations to the Board concerning corporate governance matters. The Guidelines are posted on the company's web site at *http://www.intraware.com/company/corp_governance/index.html*. Key provisions of the Guidelines include the following:

- The Board believes that there should be a substantial majority of independent directors on the Board. The Board also believes that it is useful and appropriate to have members of management as directors.

- Independent directors will meet on a regular basis apart from other directors and management representatives.

- Board compensation should be a mix of cash and equity-based compensation. Management directors will not be paid for Board membership in addition to their regular employee compensation. Independent directors may not receive consulting, advisory or other fees from Intraware in addition to their Board compensation. To the extent practicable, independent directors who are affiliated with our service providers will undertake to ensure that their compensation from those providers does not include amounts connected to payments by Intraware.

- Directors must at all times comply with our Code of Ethics. This obligation includes adherence to our policies with respect to conflicts of interest, confidentiality, protection of Intraware's assets, ethical conduct in business dealings, and respect for and compliance with applicable law. Any waiver of the requirements of the Code of Ethics with respect to any individual director or executive officer is reported to and subject to the approval of the Audit Committee or the full Board.

- The Audit, Compensation, and Nominating and Corporate Governance committees must consist entirely of independent directors.

- The annual cycle of agenda items for Board meetings is expected to evolve to reflect Board priorities and changing business and legal issues. The Board will have regularly scheduled presentations from our Finance, Sales and Marketing and Product Management departments, and our other major business segments and operations. The Board's annual agenda will include, among other items, our long-term strategic plan and budget matters.

- The Board will have direct access to all Intraware employees.

- Directors and officers are encouraged to be stockholders of Intraware through their participation in the company's stock option plans. Directors and officers may not invest in derivatives of Intraware securities, e.g., puts and calls on Intraware securities (with limited exceptions) or enter into any "short sales" or "short positions" with respect to Intraware securities. A short position is one in which the person will profit if the market price of our securities either remains the same or decreases. Intraware considers any such investment by an Intraware director or officer to be inappropriate and contrary to the interests of Intraware and its stockholders.

Code of Ethics

The Board has also adopted a Code of Ethics that applies to all of our directors, officers, employees, and contractors. The Audit Committee is responsible for overseeing the administration of this Code, which is posted on the company's web site at *http://www.intraware.com/investors/corporate_governance.php*. The Code addresses the following key areas:

- Maintaining business ethics (including observance of key financial controls);

- Avoiding conflicts of interest;

- Special obligations concerning financial reporting;

- Compliance with laws, rules and regulations, including:

  - Insider trading rules;

  - The Foreign Corrupt Practices Act;

  - Record maintenance and destruction of documents; and

  - Protection of confidential information.

Compensation Committee Interlocks and Insider Participation

The following members of our Board of Directors served on the Compensation Committee of the Board during our last fiscal year: Brendan A. McLoughlin, Chairman; Raymond L. Ocampo Jr.; and Peter F. Pervere. During our 2007 fiscal year and as of June 21, 2007, none of our executive officers served on the Compensation Committee (or equivalent), or the Board of Directors, of another entity whose executive officer(s) served on our Compensation Committee or Board of Directors.

SECURITY OWNERSHIP OF CERTAIN (NON-EMPLOYEE) BENEFICIAL OWNERS

The table below contains information about beneficial ownership of Intraware's common stock, Series A Preferred Stock, and Series B Preferred Stock as of June 21, 2007 (except as otherwise noted) by each person or entity who is known by us to own beneficially more than 5% of that class of stock. This table is based on information provided to us or filed with the SEC by these stockholders. Beneficial ownership is determined in accordance with the rules of the SEC. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned. Applicable percentage ownership in the following table is based on 6,209,416 shares of our common stock outstanding as of June 21, 2007, and—on an as-converted basis—all shares of our outstanding Series A Preferred Stock (which is convertible into the same number of shares of our common stock) and Series B Preferred Stock (which is convertible into 1 million shares of common stock).   The combined total of the 6,209,416 outstanding common shares and the preferred shares, on an as-converted basis, equals 7,237,040.

Title of Class	Name and Address	Number of Shares Beneficially Owned	Percent of outstanding common and preferred stock (on an as-converted basis)
Common	AWM Investment Company, Inc. c/o Special Situations Funds 527 Madison Avenue, Suite 2600 New York, NY 10022	928,275 (1)	12.8%
Common	Passport Capital, LLC 402 Jackson Street San Francisco, CA 94111	514,299 (2)	7.1
Common	Crosslink Capital, Inc. 2 Embarcadero Center, Suite 2200 San Francisco, CA 94111	914,194 (3)	12.6
Common	Prescott Group Capital Management, LLC 1924 South Utica, Suite 1120 Tulsa, OK 74104-6529	570,000 (4)	7.9
Series A Preferred	Drysdale Partners c/o Drysdale Enterprises, 177 Bovet Road, Suite 600 San Mateo, CA 94402	27,624 (5)	0.4
Series B Preferred	Digital River, Inc. 9625 West 76th Street, Suite 150 Eden Prairie, MN 55344	1,000,000 (6)	13.8

(1) The securities reported as beneficially owned by AWM Investment Company, Inc. ("AWM") also include securities beneficially owned by its affiliates Austin W. Marxe, David M. Greenhouse, Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P. The information herein regarding AWM and its affiliates is based upon a Form 13F filed by AWM with the SEC on May 15, 2007, and a Form 4 filed by Messrs. Marxe and Greenhouse with the SEC on January 10, 2007.

(2) The securities reported as beneficially owned by Passport Capital, LLC include securities also beneficially owned by the following affiliates of Passport Capital, LLC: Passport Holdings, LLC; Passport Management, LLC; Passport Master Fund, LP; Passport Master Fund II, LP; and John H. Burbank III, who is the sole managing member of Passport Capital, LLC. The information herein regarding Mr. Burbank, Passport Capital, LLC, Passport Holdings, LLC, Passport Management, LLC, and Passport Master Fund, LP is based on a Schedule 13G filed by them and Passport Master Fund II, LP with the SEC on February 14, 2007.

(3) The securities reported as beneficially owned by Crosslink Capital, Inc. ("Crosslink") include securities also beneficially owned by the following affiliates of Crosslink (collectively, the "Crosslink Affiliates"): Crossover Fund III Management, L.L.C. ("Crossover III Management"); Crossover Fund IV Management, L.L.C. ("Crossover IV"); Delta Growth Management, Inc. ("Delta Growth"); Ten Mile Management, L.L.C. ("Ten Mile"); Michael J. Stark, Seymour F. Kaufman, Daniel John Dunn and Thomas Edward Bliska. The information herein regarding Crosslink is derived from a Form F4 filed by Crosslink with the SEC on June 19 & 20, 2007.

(4) The securities reported as beneficially owned by Prescott Group Capital Management, LLC include securities also owned by its following affiliates: Prescott Group Aggressive Small Cap, L.P., Prescott Group Aggressive Small Cap II, L.P., and Mr. Phil Frohlich. The information herein regarding their collective ownership is derived from a Schedule 13F filed by them on May 8, 2007.

(5) Includes 13,812 shares of Series A Preferred Stock held directly by Mr. Drysdale, and 13,812 shares of Series A Preferred Stock held by Drysdale Partners, of which Mr. Drysdale is a beneficial owner. Collectively these stockholders own 100% of Intraware's issued and outstanding Series A Preferred Stock.

(6) Digital River owns 100% of Intraware's issued and outstanding Series B Preferred Stock.

COMPENSATION DISCUSSION AND ANALYSIS

The following Compensation Discussion and Analysis addresses our compensation philosophy, the role of Intraware's Compensation Committee in determining named executive officer compensation packages, specific elements of Intraware's named executive officer compensation, and Intraware's fiscal 2007 compensation decisions.

Compensation Committee

Intraware's named executive officer compensation program is overseen and administered by the Company's Compensation Committee, which is comprised entirely of independent directors as determined in accordance with various Nasdaq, Securities and Exchange Commission and Internal Revenue Code rules. The Compensation Committee operates under a written charter adopted by the Company's Board. A copy of the charter is available at *http://www.intraware.com/library/corporate_governance/comp_comm_charter_12-17-98.pdf*.

Management Participation

Intraware does not delegate any authority to the Company's management with respect to determining executive compensation and the terms of the Company's named executive officer compensation packages. However, management plays a role in the compensation-setting process with respect to providing the Compensation Committee with information on individual performances, appropriate performance targets and objectives, and recommending salary and cash bonus levels and equity awards. The Chief Executive Officer and Chief Financial Officer attend Compensation Committee meetings to provide relevant information and make recommendations. The Compensation Committee considers, but is not bound to and does not always accept, management's recommendations.

Compensation Philosophy and Objectives

The Company's general compensation programs are guided by the following general principles:

1. *Performance*: A substantial portion of the total possible compensation should be dependent on the Company's achievement of key corporate objectives and on the individual's contribution to that achievement.

2. *Competitiveness*: The total compensation package should be competitive with that offered by peer companies, in order to retain talented executives and motivate them to produce at a high level.

3. *Alignment with Stockholders' Interests*: A substantial portion of total compensation should be equity-based and should be structured to reward executives for long-term stock price appreciation.

4. *Fairness*: Compensation packages should be equitable across comparable levels of responsibility, and should be viewed as fair throughout and outside the company.

5. *Fiscal Discipline*: Named executive officer compensation packages should not, individually or in the aggregate, unduly burden the company financially or impair its ability to meet its financial goals.

The Company's compensation philosophy for named executive officers is designed with these principles in mind and is intended to achieve two principal objectives: (1) to provide a total compensation package for executive talent that enables the Company to attract and retain the key executive talent needed to achieve the Company's business objectives, and (2) to link executive compensation to improvements in Company performance and increases in long-term stockholder value.

The above principles guide the Compensation Committee in determining the proper allocation within each named executive officer compensation package among base salary, annual incentive bonus amounts and long-term incentives. Intraware also considers other general principles when preparing our named executive officer compensation packages, including our current and future business objectives, competitive practices and market trends, and regulatory requirements, as well as a number of factors related to the Company's performance, such as earnings per share, profitability and revenue growth.

With input from compensation consultants, various independent data resources, and management the Compensation Committee makes determinations regarding base salary levels, target incentive awards, performance goals, and equity incentives. The Compensation Committee carefully considers any recommendations when making decisions on setting base salary, bonus payments under the prior year's annual incentive plan, target amounts, and performance criteria. The Compensation Committee similarly determines equity incentive awards for each named executive. In making compensation determinations, the Compensation Committee makes recommendations with modifications as deemed appropriate by the Compensation Committee for named executives and determines each element of pay.

Given the need to compete aggressively with similar or larger companies in the market for executive talent, balanced by the financial constraints of a micro-cap company, Intraware generally targets total direct compensation (i.e., base salary, annual cash incentives and value of long-term equity incentives) for the named executives at the median up to the 75th percentile level. The allocation between cash and non-cash compensation is based on the Compensation Committee's determination of the appropriate mix among base pay, annual cash incentives and long-term equity incentives to encourage retention and performance.

Benchmarking

To help Intraware evaluate the competitiveness and fairness of the Company's named executive officer compensation packages, we benchmark them against named executive officer compensation packages offered by peer companies for similar positions. Information is primarily based on the most recently publicly filed compensation data available through proxy filings and surveys. Given the size of the company and the market it competes in, it is difficult to identify a single comparable peer company. Peer group companies are comparable to the Company in certain respects or areas of our business but not others. From time to time the committee also considers the compensation offered at larger companies who may be competing for a similar skill set. Components benchmarked included both long term incentives and total cash compensation. The Compensation Committee generally targets total cash compensation and long term incentives at the median, and up to the 75th percentile if warranted. We believe these target cash compensation levels represent a fair application of the above principles given Intraware's recent operating performance and scope of responsibilities.

At the end of fiscal 2006 and beginning of fiscal 2007, we referenced a benchmarking analysis of named executives based on an assessment provided by Presidio Pay Advisors. Presidio Pay Advisors provided information to the Compensation Committee on trends in executive compensation, assessment of competitive pay levels and mix. Presidio Pay assessed compensation levels relative to competitive market rates. In order to establish competitive market rates, they compiled data from two main sources: established published surveys and public filings for a target group of comparable technology companies which the Company competes with for talent, or companies with similar financial or operating profiles. The results of their analysis indicated that base salaries and total cash compensation approximated median compensation levels. Total target cash compensation for these positions was above the median. It was also noted that the stock option grants made to Intraware's executives on average significantly lagged the competitive marketplace. We later updated these benchmarks by independently reviewing additional information on more than fifty public technology companies with little to no revenues up to fifty million in annual revenues. This study indicated that the various elements of compensation were within market when benchmarking against the median, and up to the 75th percentile. The Compensation Committee reviewed this information to inform its decisions on compensation arrangements during the year.

The Compensation Committee does not base its decisions on targeting compensation solely on benchmarks against peer groups given the difficulty of developing a relevant sample group. However it does consider benchmarks to be a very important element in the decision process. The Compensation Committee believes that the nature of the

Company's business and the environment in which it operates requires it to retain flexibility in setting compensation based on a consideration of all facts and circumstances with respect to each named executive officer.

Elements of Executive Compensation

Intraware use the following elements to compensate our named executive officers: cash compensation in the form of salaries and cash bonuses; and equity compensation in the form of stock options and restricted stock units. We believe that each of these elements is necessary to attract and retain named executive officers in a competitive market. We look at a variety of compensation methods to attract and retain executives, and each situation has a unique blend of financial, company and personal factors.

Intraware combines these elements of compensation for named executive officers in a manner that the Company believes optimizes the executive's contribution and commitment to the Company and that keeps with the principles of Intraware's overall compensation strategy.

1. *Base Salary.* The Company must offer competitive salaries to attract and retain all employees, including named executive officers. Intraware annually reviews and determines the base salaries of the Chief Executive Officer and other named executive officers in accordance with the principles described above. In particular, the Company takes into account the results achieved by the executive, his or her future potential, the scope of his or her responsibilities and experience, competitive salary practices based on comparable roles held by similarly situated executives, internal parity, and the company's financial projections. Intraware sometimes adjusts salaries during a fiscal year if we believe that they are no longer competitive or if an executive's or employee's responsibilities change.

2. *Bonus Incentives.* Each executive (other than executives eligible to receive sales commissions, including Justin M. Benson, the Company's Senior Vice President, Business Development) is eligible for a cash bonus representing a percentage of his or her salary in order to motivate named executive officers to achieve certain performance objectives as determined by the Compensation Committee. Those performance objectives are directly tied to the financial performance of the Company and include certain attainment levels for revenues and operating profit/loss. All performance objectives were developed to be consistent with the company's overall fiscal 2007 strategic plan. The target bonuses of eligible named executive officers ranged between amounts equal to 30 and 50 percent of their base salaries. The Compensation Committee also compared the size of each executive's bonus target to the bonuses of our other named executive officers for purposes of parity. We generally consider the revenue and earnings targets to be challenging but achievable and individual accomplishments do not factor into the payout calculation.   The company did not achieve most of the objectives on which the incentive bonuses depended and therefore did not pay any bonuses under the general executive bonus program. Cash bonuses allow Intraware to motivate certain behavior, although this is not a significant management tool at the executive level. Intraware does not believe that variable cash compensation plays a very substantial role in improving or changing executive performance.

   The Company also implemented a non-executive bonus program applicable to the Company's Vice Presidents, certain of whom are named executive officers. This bonus program was designed to motivate Company Vice Presidents to achieve certain performance milestones based on operational goals which contribute to the success of the Company. One of the Company's named executive officers, our former Senior Vice President and General Counsel, Paul Warenski, earned a bonus of $13,800 during the 2007 fiscal year under this non-executive bonus program. Such bonus was paid to Mr. Warenski in April of 2007. Following his first year of employment, and prior to his resignation in May 2007, Mr. Warenski was moved to the general executive bonus plan for fiscal 2008.

   The Company's Senior Vice President, Business Development is eligible to earn sales commissions based on actual customer sales achieved by the Company. The target amount for such sales commissions for Justin M. Benson, the Company's Senior Vice President, Business Development, was $150,000 in fiscal year 2007, which is based on certain sales targets established by the Company taking into account the forecasts and performance goals of the Company.

3. *Equity-Based Incentives*. In fiscal year 2007, the Company granted to its named executive officers stock options to purchase an aggregate of 270,000 shares under the 1996 Stock Option Plan (adjusted for our one-for-ten reverse split that took place in September 2005). On August 9, 2006, the Company adopted its 2006 Equity Incentive Plan (the "2006 Plan") to replace the 1996 Stock Option Plan, which expired in November 2006. The 2006 Plan is an "omnibus" equity plan consisting of a variety of equity vehicles to provide flexibility in using equity awards, including incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units and dividend equivalents. The Company feels that the flexibility that the 2006 Plan provides will allow Intraware to better achieve its goals with granting equity-based incentive awards as part of the named executive officer compensation packages.

   Subsequent to the end of fiscal 2007, we offered to certain employees the opportunity to participate in an employee Stock Option/Restricted Stock Unit Exchange Program ("Exchange Program"). Under the Exchange Program, we offered employees the right to exchange "eligible stock options" for "restricted stock units." "Eligible stock options" were all unexercised and unvested stock options with an exercise price per share of $5.00 or more. The offer was made to foster employee retention and better align the interest of employees and stockholders to maximize stockholder value. We believe that the offer will also help us use our employee compensation resources more efficiently. The number of restricted stock units that an employee receives in exchange for the eligible stock options, as well as the vesting schedule of those restricted stock units, depended on the number and exercise price of the eligible stock options exchanged.

   As in the 2006 fiscal year, the Company determined that in view of the Company's ongoing efforts to control costs and achieve positive cash flow and profitability, it was appropriate to weight stock option grants heavily, relative to cash compensation, in the named executive officer compensation packages in fiscal year 2007. Intraware determined the number of options granted to named executive officers in fiscal year 2007 primarily by evaluating each officer's respective scope of responsibility, individual performance, and existing stock and unvested option holdings, and the risk to the company that could flow from any resignation of that officer. In addition Peter Jackson, Wendy Nieto, and Richard Northing were awarded stock options in March 2006 based on the results of the independent third party study by Presidio Pay as discussed above that showed that the existing stock option grants to these individuals were significantly lower than market standards.   During the year Justin Benson also received an additional award of 10,000 stock options in recognition of his expanding scope of responsibilities and importance in generating future success for the Company. The Company believes these equity awards more closely align the long-term interests of executive management with those of stockholders, and assist in the retention of key named executive officers.

4. *Benefits*. In fiscal year 2007, the Company offered benefits to the Company's named executive officers that were substantially the same as those offered to all of Intraware's regular employees. Intraware has a tax-qualified deferred compensation plan, known as the Intraware, Inc. 401(k) Plan (the "401K Plan"); covering all of Intraware's eligible full-time employees, including named executive officers. Under the 401(k) Plan, participants may elect to contribute, through salary contributions, up to 15 percent of their annual compensation, subject to a statutory maximum. To date, the Company has not provided additional matching contributions under the 401(k) Plan. The 401(k) Plan is designed to qualify under Section 401 of the Internal Revenue Code of 1986, as amended, so that contributions by employees or by Intraware to the 401(k) Plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the plan. Accordingly, contributions by Intraware, if any, will be deductible by the Company when made.

5. *Perquisites*. Our named executive officers also received certain perquisites and other personal benefits. Such perquisites primarily consisted of tickets to events and company paid travel for family members in amounts less than $10,000 in the aggregate for each such named executive officer for the fiscal year ended February 28, 2007. We consider such perquisites, in addition to the major elements of compensation, in determining if total compensation is reasonable and not excessive.

Change of Control

In addition, Intraware has entered into change of control severance agreements with each of its current named executive officers. The agreements provide certain benefits, including cash payments and accelerated vesting of equity awards, if any of the current named executive officers are terminated without "cause" or deemed terminated through an "involuntary termination" within the period commencing on the Company's public announcement of a proposed change of control and continuing until the earlier of the twelve month period following the consummation of the change of control or the Company's public announcement that the proposed change of control will not occur. These benefits include a lump sum payment equal to 100% of the executive's annual base salary and target bonus in the case of Chief Executive Officer and 50% of the executive's annual base salary and target bonus (and 50% of annualized commissions, in the case of Mr. Benson) for the other current named executive officers. The Company believes these agreements will help the Company's named executive officers remain focused on their assigned duties and will minimize the distractions that could result from the possibility or consummation of a change of control of the Company. See "Employment Contracts and Termination of Employment and Change-in-Control Arrangements" for further information on the terms of such agreements.

The Company had also entered into a severance agreement with Dr. Northing that provided certain benefits in the event of involuntary termination without cause. Dr. Northing was paid certain amounts pursuant to this severance agreement in connection with his termination of employment with Intraware on February 28, 2007 as detailed in the Summary Compensation Table.

Chairman, Chief Executive Officer and President's Compensation

The non-employee Directors meet periodically in executive session and discuss the performance of the Chairman, Chief Executive Officer and President. The Compensation Committee also evaluates his performance annually.

Intraware did not approve any salary adjustment or bonus for Mr. Jackson in fiscal year 2007.

In fiscal year 2007, Intraware approved a long-term equity incentive award consisting of 80,000 stock option grants to Mr. Jackson. The Company determined the amount of this award after reviewing competitive market data, including reference to benchmarking data and surveys as well as Mr. Jackson's individual performance.

Internal Pay Equity

The Company reviewed compensation analyses and internal pay equity of the Company's employees. Intraware believes that the comparative difference between Chief Executive Officer compensation and the compensation of the Company's other named executive officers has remained relatively constant or decreased. Over the past several years, Mr. Jackson's total compensation has been in the range of 1.4 to 2 times the compensation of the next highest paid executive officer.

Tax Law Limits on Executive Compensation and Policy on Deductibility of Compensation—Section 162(m) of the Internal Revenue Code of 1986, as amended.

The Company has considered the potential impact of Section 162(m) of the Internal Revenue Code of 1986, as amended, and the regulations there under. Under Section 162(m) publicly-held companies may be precluded from deducting certain compensation paid to certain named executive officers in excess of $1 million in any taxable year , unless that compensation is performance-based. Since the cash compensation of each of the named executive officers is below the $1 million threshold and we believe that any options granted under Intraware's 1996 Stock Option Plan and the 2006 Plan will meet the requirements of being performance-based, we believe that Section 162(m) will not reduce the tax deduction available to Intraware. Intraware's policy is to qualify, to the extent reasonable, its named executive officers' compensation for deductibility under applicable tax laws. However, Intraware believes that our primary responsibility is to provide a compensation program that will attract, retain and reward the executive talent necessary to Intraware's success. Consequently, we recognize that the loss of a tax deduction could be necessary in some circumstances.

Grant Practices

Beginning in fiscal 2007, the Compensation Committee adopted procedures providing that new hire equity awards may be made to new employees. Intraware makes stock option grants for new employees on the second Tuesday of each month. Accordingly, new hires' expected grant dates are the next second Tuesday of the month following their first day of work. The Chief Executive Officer is authorized to award 10,000 or less in equity incentives to new-hires and non-executives during the year. The Compensation Committee reviews and approves all other equity incentives.

Companywide annual grants are generally awarded in August at a pre-set date where all Compensation Committee members can be available. Equity grants made at other times, which represent a small percentage of total awards, are primarily in response to new benchmarking data or competitive information. All equity grants are made under the Company's stock plan approved by the stockholders.

Stock Ownership Guidelines

Stock ownership guidelines have not been implemented by the Compensation Committee for our named executives. The Company will continue to periodically review best practices and re-evaluate its position with respect to stock ownership guidelines.

Intraware's policy with respect to the adjustment or recovery of compensation as a result of material changes in the Company's financial statements requiring an accounting restatement is to retain discretion over all elements of compensation and reserve the right to adjust future compensation amounts based on any required restatement or adjustment.


COMPENSATION COMMITTEE REPORT


The Compensation Committee, which is comprised of three independent directors, recommends to the Company's Board of Directors compensation of Company directors and officers and oversees the administration of the Company's 2006 Equity Incentive Plan.

Management of the Company has prepared the Compensation Discussion and Analysis as required by Item 402(b) of Regulation S-K, and the Compensation Committee has reviewed and discussed it with management. Based on this review and discussion, the Compensation Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Proxy Statement for the Company's 2007 Meeting of Stockholders.

COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

Brendan A. McLoughlin, Chairman
Raymond L. Ocampo Jr.
Peter F. Pervere


OTHER EXECUTIVE COMPENSATION MATTERS


In addition to Mr. Jackson, the following persons were current named executive officers of Intraware as of June 21, 2007:

Name	Age	Position
Wendy A. Nieto	42	Executive Vice President and Chief Financial Officer
Justin M. Benson	38	Senior Vice President, Business Development, Sales and Marketing

Wendy A. Nieto joined Intraware in April of 2000 as Controller. She became Vice President of Finance in August 2001, Chief Financial Officer and Senior Vice President of Finance in April 2002, Chief Financial Officer and Executive Vice President of Technology and Operations in August 2003, and Executive Vice President and Chief Financial Officer in March 2005. Prior to joining Intraware, she was Director of Finance at Chiron Corporation, a biotechnology company. A Certified Public Accountant, Mrs. Nieto was also employed by various accounting firms. Mrs. Nieto holds a B.S. from California State University, Hayward and an M.B.A. from St. Mary's University.

Justin M. Benson joined Intraware in September of 1997. Prior to becoming Senior Vice President on April 4, 2007, Mr. Benson served as the Company's Vice President of Sales since March of 2005. Mr. Benson also has held various other positions at Intraware, including Regional Vice President from March 2004 through May 2005, Regional Sales Director from March 2003 through February 2004, Area Director for the Eastern Region from April 2002 through February 2003, and in various sales and services capacities in earlier time periods. Before joining Intraware, Mr. Benson worked within Client Relations for the Charles Schwab brokerage before moving to an online brokerage start up that was later acquired by Discover Card. Mr. Benson holds a BA in Politics and a Graduate Diploma in Economics from Monash University, Melbourne Australia.

Summary Compensation Table

The following table shows for the fiscal year ending February 28, 2007, the compensation of Intraware's Chief Executive Officer, Chief Financial Officer, and the three other most highly compensated officers for the most recent fiscal year.

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards (5)	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation	Total
Peter H. Jackson .... Chairman, Chief Executive Officer, and President	2007	$ 300,200	—	—	$ 265,720	—	—	—	$ 565,920
Richard Northing .... Executive Vice President and Chief Operating Officer	2007	$ 221,789	$10,000	—	$ 333,525	—	—	$112,500 (2)	$ 677,813
Wendy A. Nieto..................... Executive Vice President and Chief Financial Officer	2007	$ 216,667	—	—	$ 184,029	—	—	—	$ 400,696
Paul Warenski (3)................. Senior Vice President and General Counsel	2007	$ 197,728	—	—	$ 37,821	$ 13,800	—	—	$ 249,349
Justin M. Benson (4) .... Senior Vice President, Business Development	2007	$ 232,671(1)	—	—	$ 90,898	—	—	—	$ 314,569

(1)   Includes sales commissions of $82,671.
(2)   Richard Northing terminated employment with Intraware on February 28, 2007.
       Pursuant to Mr. Northing's severance agreement dated March 30, 2005, all of his equity awards which would have vested by December 31, 2008 were subject to full acceleration and became fully vested on February 28, 2007 as of the date of termination. He received a severance payment equivalent to one half of his annual base salary.
(3)   Paul Warenski's start date was March 6, 2006. He terminated his employment with Intraware May 31, 2007.
(4)   Justin Benson was promoted from VP, Sales and Marketing to SVP, Business Development on April 4, 2007.
(5)   Amounts disclosed under "Option Awards" represent the dollar amounts, disregarding the estimate of forfeitures related to service based vesting conditions, recognized for financial statement reporting purposes pursuant to FAS 123R. See Note 7 to the Company's consolidated financial statements included in its Form 10-K for a discussion of the relevant assumptions used in calculating the dollar amount pursuant to FAS 123R.

Plan Based awards Granted During the Year Ended February 28, 2007

The following table provides the specified information concerning plan-based awards for the fiscal year ended February 28, 2007 to the persons named in the Summary Compensation Table.

Name and Principal Position	Grant Date	Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold	Target	Maximum	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold	Target	Maximum	All Other Stock Awards Number of Shares of Stock or Units	All Other Option Awards Number of Securities Underlying Options		Exercise or Base Base Price of Option per Share	Grant Date Fair Value of Stock and Option Awards (1)
Peter H. Jackson				$ 150,000									
Chairman, Chief	3/13/2006	3/10/2006	—	—	—	—	—	—	—	9,378	(3)(6)	$ 6.35	$ 48,811
Executive Officer,	8/9/2006	8/9/2006	—	—	—	—	—	—	—	11,113	(4)	$ 3.67	$ 22,603
and President	8/9/2006	8/9/2006	—	—	—	—	—	—	—	38,887	(4)	$ 3.67	$ 79,092
	3/13/2006	3/10/2006	—	—	—	—	—	—	—	20,622	(3)(7)	$ 6.35	$107,333
Wendy A. Nieto				$ 78,750									
Executive Vice	3/13/2006	3/10/2006	—	—	—	—	—	—	—	13,979	(3)(8)	$ 6.35	$ 72,758
President and Chief	8/9/2006	8/9/2006	—	—	—	—	—	—	—	5,556	(4)	$ 3.67	$ 11,300
Financial Officer	8/9/2006	8/9/2006	—	—	—	—	—	—	—	19,444	(4)	$ 3.67	$ 39,547
	3/13/2006	3/10/2006	—	—	—	—	—	—	—	16,021	(3)(9)	$ 6.35	$ 83,386
Richard Northing				$ 78,750									
Executive Vice	3/13/2006	3/10/2006	—	—	—	—	—	—	—	14,449	(3)(5)	$ 6.35	$ 75,204
President and Chief	8/9/2006	8/9/2006	—	—	—	—	—	—	—	5,557	(4)(5)	$ 3.67	$ 11,302
Operating Officer	8/9/2006	8/9/2006	—	—	—	—	—	—	—	19,443	(4)(5)	$ 3.67	$ 39,545
	3/13/2006	3/10/2006	—	—	—	—	—	—	—	15,551	(3)(5)	$ 6.35	$ 80,940
Paul Warenski				$ 70,000									
Senior Vice	3/6/2006	2/10/2006	—	—	—	—	—	—	—	25,000	(2)(10)	$ 6.47	$132,577
President and	8/9/2006	8/9/2006	—	—	—	—	—	—	—	27,543	(4)	$ 3.67	$ 56,020
General Counsel	8/9/2006	8/9/2006	—	—	—	—	—	—	—	7,457	(4)	$ 3.67	$ 15,167
Justin M. Benson				$ 150,000(11)									
Senior Vice													
President, Business	8/9/2006	8/9/2006	—	—	—	—	—	—	—	5,560	(4)	$ 3.67	$ 11,308
Development	8/9/2006	8/9/2006	—	—	—	—	—	—	—	4,440	(4)	$ 3.67	$ 9,031
	10/30/2006	9/18/2006	—	—	—	—	—	—	—	7,084	(3)	$ 4.75	$ 26,038
	10/30/2006	9/18/2006	—	—	—	—	—	—	—	2,916	(3)	$ 4.75	$ 10,718

(1) Amounts disclosed under "Option Awards" represent the dollar amount of the full grant date fair value of each award as determined pursuant to FAS 123R. See Note 7 to the Company's consolidated financial statements included in its Form 10-K for a discussion of the relevant assumptions used in calculating grant date fair value pursuant to FAS 123R.
(2) Option vests as to 25 percent of the shares one year after the grant date, and as to remaining shares ratably over the next 36 months.
(3) Option vests as to 1/8 of the shares six months after the grant date, and as to remaining shares ratably over the next 42 months.
(4) Option vests as to 1/3 of the shares one year after the grant date, and as to remaining shares ratably over the next 24 months.
(5) Pursuant to Mr. Northing's severance agreement dated March 30, 2005, all of his equity awards which would have vested by December 31, 2008 were subject to full acceleration and became fully vested on February 28, 2007 as of the date of termination.
(6) 9,378 options were cancelled on April 9, 2007 in exchange for 4,689 restricted stock units.
(7) 13,123 options were cancelled on April 9, 2007 in exchange for 6,562 restricted stock units.
(8) 13,979 options were cancelled on April 9, 2007 in exchange for 6,990 restricted stock units.
(9) 8,522 options were cancelled on April 9, 2007 in exchange for 4,261 restricted stock units.
(10) 18,230 options were cancelled on April 9, 2007 in exchange for 9,115 restricted stock units.
(11) This amount represents Mr. Benson's target sales commission for fiscal year 2007. The final sales commission earned is based on actual customer sales achieved.

Equity Awards Outstanding at February 28, 2007

The following provides information as of February 28, 2007 regarding unexercised options held by each of the Company's named executive officers. As of February 28, 2007, there were no unvested restricted stock units held by any of the Company's named executive officers.

	OPTION AWARDS					
	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price	Option Expiration Date	
Peter Jackson	5,000	—	—	$10.00	9/23/2008	(1)
	11,732	—	—	$21.09	3/1/2011	(1)
Chairman	18,267	—	—	$21.09	3/1/2011	(1)
	30,000	—	—	$6.58	11/5/2011	(4)

Chief Executive Officer	60,000	—	—	$5.59	11/5/2011 (4)
President	8,333	—	—	$7.70	8/6/2012 (1)
	11,666	—	—	$7.70	8/6/2012 (1)
	2,310	—	—	$9.50	3/13/2013 (2)
	72,689	—	—	$9.50	3/13/2013 (2)
	7,291	3,125	—	$11.60	8/27/2013 (1)(6)
	14,583	—	—	$11.60	8/27/2013 (1)
	83	—	—	$21.90	1/7/2014 (2)
	74,916	—	—	$21.90	1/7/2014 (2)
	611	10,145	—	$14.10	8/4/2014 (1)(7)
	30,639	8,604	—	$14.10	8/4/2014 (1)(8)
	19,793	17,706	—	$3.30	7/29/2010 (3)
	0	9,378	—	$6.35	3/13/2016 (1)(9)
	6,874	13,748	—	$6.35	3/13/2016 (1)(10)
	0	11,113	—	$3.67	8/9/2011 (3)
	8,335	30,552	—	$3.67	8/9/2011 (3)
			—		
Wendy Nieto	2,500	—	—	$225.00	4/12/2010 (5)
	187	—	—	$170.00	5/16/2010 (2)
Executive Vice President	750	—	—	$55.00	8/11/2010 (1)
Chief Financial Officer	4,000	—	—	$15.94	12/18/2010 (1)
	7,000	—	—	$8.00	10/5/2011 (1)
	15,000	—	—	$7.70	8/6/2012 (1)
	19,554	3,125	—	$11.60	8/27/2013 (2)(11)
	2,320	—	—	$11.60	8/27/2013 (2)
	1,196	7,220	—	$14.10	8/4/2014 (1)(12)
	14,429	2,155	—	$14.10	8/4/2014 (1)(13)
	0	3,646	—	$3.30	7/29/2010 (3)
	9,896	5,208	—	$3.30	7/29/2010 (3)
	0	13,979	—	$6.35	3/13/2016 (1)(14)
	6,874	9,147	—	$6.35	3/13/2016 (1)(15)
	0	5,556	—	$3.67	8/9/2016 (3)
	4,168	15,276	—	$3.67	8/9/2016 (3)
			—		
Richard Northing (21)	1,000	—	—	$226.25	5/17/2009 (5)
	75	—	—	$170.00	5/16/2010 (1)
Executive Vice President	750	—	—	$138.75	6/1/2010 (1)
Chief Operating Officer	300	—	—	$55.00	8/11/2010 (1)
	3,000	—	—	$15.94	12/18/2010 (5)
	3,000	—	—	$8.00	10/5/2011 (1)
	4,950	—	—	$7.70	8/6/2012 (1)
	9,500	—	—	$11.60	8/27/2013 (1)(22)
	10,000	—	—	$14.10	8/4/2014 (1)(22)
	12,547	624	—	$8.60	2/25/2015 (1)(22)
	1,828	—	—	$8.60	2/25/2015 (1)
	7,928	—	—	$3.30	7/29/2010 (3)(22)
	10,821	—	—	$3.30	7/29/2010 (3)(22)
	5,074	9,375	—	$6.35	3/13/2016 (1)(22)
	15,551	—	—	$6.35	3/13/2016 (1)(22)
	4,075	1,482	—	$3.67	8/9/2011 (3)(22)
	19,443	—	—	$3.67	8/9/2011 (3)(22)
			—		
Paul Warenski	0	25,000	—	$6.47	3/6/2016 (4)(16)
	3,037	24,506	—	$3.67	8/9/2011 (3)
Senior Vice President	2,797	4,660	—	$3.67	8/9/2011 (3)
General Counsel			—		
			—		
Justin Benson	340	—	—	$10.00	9/23/2008 (1)
	100	—	—	$238.75	7/12/2009 (1)
Senior Vice President	1,500	—	—	$180.00	4/17/2010 (1)
Business Development	7	—	—	$170.00	5/16/2010 (2)
	750	—	—	$55.00	8/11/2010 (5)
	2,000	—	—	$15.94	12/18/2010 (1)
	2,000	—	—	$8.00	10/5/2011 (3)
	1	5,559	—	$3.67	8/9/2011 (3)
	1,665	2,775	—	$3.67	8/9/2011 (1)
	3,167	—	—	$7.70	8/6/2012 (1)
	4,625	1,375	—	$21.90	1/7/2014 (1)(17)
	3,107	893	—	$21.90	1/7/2014 (1)(18)
	1,750	2,250	—	$14.10	8/4/2014 (1)(19)

2,000	—	—	$14.10	8/4/2014	(1)
2,011	4,499	—	$4.20	5/4/2015	(1)
1,489	—	—	$4.20	5/4/2015	(1)
0	2,000	—	$4.20	5/4/2015	(1)
236	3,125	—	$3.30	7/29/2010	(3)
5,041	1,597	—	$3.30	7/29/2010	(3)
0	7,084	—	$4.75	10/30/2016	(1)
0	2,916	—	$4.75	10/30/2016	(1)
5,250	125	—	$11.60	8/27/2013	(1)(20)

(1)   1/8 of the shares underlying the option vest six months after the grant date, and the remaining unvested shares underlying the option vest in equal monthly increments over the next 42 months.
(2)   1/4 of the shares underlying the option vest six months after the grant date, and the remaining unvested shares underlying the option vest in equal monthly increments over the next 18 months.
(3)   1/6 of the shares underlying the option vest six months after the grant date, and the remaining unvested shares underlying the option vest in equal monthly increments over the next 30 months.
(4)   The shares underlying the option vest in equal monthly increments over the 24 months following the grant date.
(5)   1/4 of the shares underlying the option vest one year after the grant date, and the remaining unvested shares underlying the option vest in equal monthly increments over the next 36 months.
(6)   2,604 options were cancelled on April 9, 2007 in exchange for 868 restricted stock units.
(7)   9,534 options were cancelled on April 9, 2007 in exchange for 2,384 restricted stock units.
(8)   7,131 options were cancelled on April 9, 2007 in exchange for 1,783 restricted stock units.
(9)   9,378 options were cancelled on April 9, 2007 in exchange for 4,689 restricted stock units.
(10)   13,123 options were cancelled on April 9, 2007 in exchange for 6,562 restricted stock units.
(11)   2,604 options were cancelled on April 9, 2007 in exchange for 868 restricted stock units.
(12)   6,609 options were cancelled on April 9, 2007 in exchange for 1,652 restricted stock units.
(13)   1,724 options were cancelled on April 9, 2007 in exchange for 431 restricted stock units.
(14)   13,979 options were cancelled on April 9, 2007 in exchange for 6,990 restricted stock units.
(15)   8,522 options were cancelled on April 9, 2007 in exchange for 4,261 restricted stock units.
(16)   18,230 options were cancelled on April 9, 2007 in exchange for 9,115 restricted stock units.
(17)   1,125 options were cancelled on April 9, 2007 in exchange for 281 restricted stock units.
(18)   812 options were cancelled on April 9, 2007 in exchange for 203 restricted stock units.
(19)   2,000 options were cancelled on April 9, 2007 in exchange for 500 restricted stock units.
(20)   625 options were cancelled on April 9, 2007 in exchange for 208 restricted stock units.
(21)   Richard Northing terminated employment with Intraware on February 28, 2007.
(22)   Per Richard Northing's severance agreement dated March 30, 2005, all options which would have vested by December 31, 2008 became fully vested on February 28, 2007.

Equity Awards Exercised Or Vested

No equity awards were exercised by named executive officers, nor were there any stock awards vested during the fiscal year 2007.

Employment Contracts and Termination of Employment and Change-in-Control Arrangements

Intraware acknowledges that the Company could undergo a change of control, and that this possibility could result in the distraction or departure of named executive officers to the detriment of the Company and its stockholders. Accordingly, the Company has entered into change of control severance agreements with each of the current named executive officers. Intraware believes that these agreements will help the named executive officers to remain focused on their assigned duties and will minimize the distractions that could result from the possibility or consummation of a change of control of the Company. The agreements provide that in the event that any of the current named executive officers are terminated without "cause" or deemed terminated through an "involuntary termination" within the period commencing on the Company's public announcement of a proposed change of control and continuing until the earlier of the twelve month period following the consummation of the change of control or the Company's public announcement that the proposed change of control will not occur, Intraware will provide to the terminated named executive officer:

- a cash payment equal to a percentage of his or her annual salary, plus a pro rata portion of his or her annual target bonus, as described in more detail below for each named executive officer;

- a percentage of his or her health, dental and life insurance, including benefits paid to any dependents (collectively "benefits"), through the earlier of a specified time from the date of his or her termination, or the date he or she first becomes covered by another employer's group health, dental or life insurance plans providing comparable benefits and coverage; and

- accelerated vesting of his or her equity awards.

For changes in control that meet the above criteria, the named executive officers would receive the following under their respective agreements:

- Mr. Jackson would receive 100% of his annual salary and bonus target, along with up to twelve months' benefits; and

- Ms. Nieto would receive 50% of her annual salary and bonus target, and up to six months' benefits; and

- Mr. Benson would receive 50% of his annual salary and bonus target (if any), and up to six months' benefits, plus up to 50% of his annualized commissions, based on the commissions he earns during the 6 months immediately preceding the termination.

Pursuant to these change of control arrangements, assuming that a change of control transaction occurred on February 28, 2007, the estimated aggregate value of the amounts that each of the relevant named executive officers would be entitled to receive are as follows:

Name	Salary and Bonus ($)	Value of Continuation of Benefits ($)	Value of Accelerated Equity Awards (1)	Total ($)
Peter H. Jackson	$450,300	$13,275	$155,623	$619,198
Wendy A. Nieto	$151,875	$ 6,638	$ 77,813	$236,326
Justin M. Benson	$150,000	$ 6,638	$ 52,397	$209,035

(1) Based on a common stock price of $5.29, the closing market price of the Company's stock on February 28, 2007, less the applicable exercise price for each option for which vesting as accelerated.

In addition, Intraware had entered into change of control severance agreements with Dr. Northing and Mr. Warenski and a severance agreement with Dr. Northing which are no longer in effect given each of their termination of employment with Intraware. Dr. Northing was paid certain amounts pursuant to his severance agreement in connection with his termination as detailed in the "Summary Compensation Table."

SHARE OWNERSHIP OF MANAGEMENT AND DIRECTORS OF INTRAWARE

Security Ownership of Management and Directors

The table below contains information about beneficial ownership of Intraware's common and preferred stock. As of June 21, 2007, no officers or directors own any shares of Intraware's preferred stock. However, the figures below regarding the overall percentage of stock owned by the listed officers and directors include our Series A and Series B Preferred Stock on an as-converted basis. The table provides securities ownership information as of June 21, 2007 for (i) each of the directors, (ii) the Chief Executive Officer, the Chief Financial Officer and the three other most highly compensated executive officers as of February 28, 2007, and (iii) all of the directors and executive officers as a group. This table is based on information provided to us or filed with the SEC by our directors and executive officers. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares shown as beneficially owned.

Name (2)	Aggregate No. of Shares Beneficially Owned (1)(3)	Percent of Outstanding Common Stock	Percent of Outstanding Common and Preferred Stock (on as-converted basis)
Peter H. Jackson	514,940 (4)	8.3%	7.1%
Wendy A. Nieto	107,156 (5)	1.7%	1.5%
Paul D. Warenski	15,519 (6)	*	*
Richard J. Northing	666 (7)	*	*
Justin M. Benson	47,741 (8)	*	*
Raymond L. Ocampo Jr.	15,672 (9)	*	*
Brendan A. McLoughlin	8,072 (10)	*	*
Peter F. Pervere	10,780 (11)	*	*
Bradley M. Shuster	6,716 (12)	*	*
All directors, officers, and named employees as a group (9 Persons)	727,262 (13)	11.7%	10.0%

* Less than one percent of the outstanding shares of the class or classes of stock.

(1) "Aggregate No. of Shares Beneficially Owned" is the aggregate number of shares of our common stock beneficially owned by the named director or officer or by the group.

(2) The address for each beneficial owner is c/o Intraware, Inc., 25 Orinda Way, Orinda, CA 94563.

(3) The nature of all beneficial ownership is direct except as otherwise indicated in a footnote.

(4) Includes 97,730 shares of common stock held directly by Mr. Jackson, 16,284 restricted stock units, and 399,892 shares of common stock issuable to Mr. Jackson upon exercise of stock options exercisable within 60 days of June 21, 2007. Also includes 210 shares of common stock held as custodian and 7 shares of common stock held as guardian by Mr. Jackson for Drew Jackson, 180 shares of common stock held as custodian and 20 shares of common stock held as guardian by Mr. Jackson for Connor Jackson, 300 shares of common stock held as custodian and 7 shares of common stock held as guardian by Mr. Jackson for Lindsey Jackson, and 270 shares of common stock held as custodian and 40 shares of common stock held as guardian by Mr. Jackson for Brett Jackson.

(5) Includes 288 shares of common stock held by Mrs. Nieto, 14,202 restricted stock units, and 92,666 shares of common stock issuable to Mrs. Nieto upon exercise of stock options exercisable within 60 days of June 21, 2007.

(6) Includes 15,519 shares of common stock issuable to Mr. Warenski upon exercise of stock options exercisable within 60 days of June 21, 2007. Mr. Warenski left Intraware on May 31, 2007.

(7) Includes 666 shares of common stock held by Dr. Northing. Dr. Northing left Intraware on February 28, 2007.

(8) Includes 3,500 shares of common stock held by Mr. Benson, 1,193 restricted stock units, and 43,048 shares of common stock issuable to Mr. Benson upon exercise of stock options exercisable within 60 days of June 21, 2007.

(9) Includes 8,486 shares of common stock held by Mr. Ocampo, 4,000 restricted stock units, and 3,186 shares of common stock issuable to Mr. Ocampo upon exercise of stock options exercisable within 60 days of June 21, 2007.

(10) Includes 42 shares of common stock held by Mr. McLoughlin, 4,000 restricted stock units, and 4,030 shares of common stock issuable to Mr. McLoughlin upon exercise of stock options exercisable within 60 days of June 21, 2007.

(11) Includes 7,500 restricted stock units and 3,280 shares of common stock issuable to Mr. Pervere upon exercise of stock options exercisable within 60 days of June 21, 2007.

(12) Includes 468 shares of common stock held by Mr. Shuster, 4,000 restricted stock units, and 2,248 shares of common stock issuable to Mr. Shuster upon exercise of stock options exercisable within 60 days of June 21, 2007.

(13) Includes an aggregate of 111,180 shares of common stock held directly and 1,034 shares of common stock held indirectly by our directors, executive officers, and named employees as of June 21, 2007. Also includes an aggregate of 51,179 restricted stock units and 563,869 shares of common stock issuable to directors and officers upon exercise of stock options exercisable within 60 days of June 21, 2007.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On November 9, 2005, Intraware entered into a Series B Preferred Stock Purchase Agreement with Digital River, Inc. ("Digital River"), under which Digital River purchased 1,000 shares of Intraware Series B Convertible Preferred Stock for an aggregate purchase price of $6.0 million. These shares are convertible into 1,000,000 shares of our common stock and, as of June 21, 2007, represented 13.8% of our outstanding common stock on an as-converted basis.

Under the agreements relating to the investment, and upon the execution of a joint marketing agreement by the parties on June 22, 2006, Digital River became entitled to have Intraware's Board of Directors appoint or nominate, as applicable, a representative to a seat on the Company's Board. Robert Kleiber occupied this seat during fiscal 2007 and through June 18, 2007. Following Mr. Kleiber's resignation, and effective June 25, 2007, Alexander H. Danzberger, Jr., was appointed to this seat. Mr. Danzberger is a nominee for re-election as a Class III director at the upcoming Annual Meeting of Stockholders meeting as described elsewhere in this proxy statement. Digital River will continue to have these rights so long as it owns ten percent or more of Intraware's outstanding common stock (on an as-converted to common stock basis).

Under the joint marketing agreement with Digital River, we provide e-commerce solutions to our customers by using managed e-commerce services that were provided by a wholly owned subsidiary of Digital River. As a result of these transactions, we recognized approximately $366,000 of online services and technology revenue and approximately $272,000 of related costs of revenue for the year ended February 28, 2007. All of these costs were paid to the Digital River subsidiary.

Review, Approval or Ratification of Transactions with Related Persons

Intraware's directors and executive officers are subject to the Company's Code of Ethics, and Intraware's directors are guided in their duties by the Company's Corporate Governance Guidelines. The Code of Ethics demands that Intraware's directors and executive officers avoid any relationship or situation where a conflict of interest might occur or appear to occur. Intraware's directors and executive officers are expected to make or participate in business decisions and actions in the course of their employment with Intraware based on the best interests of the Company as a whole, and not based on personal relationships or benefits, and employees are expected to apply sound judgment to avoid conflicts of interest that could negatively affect Intraware or its business.

Executive officers are expected to disclose to the Company any situations that may involve conflicts of interests, including related party transactions, affecting them personally or affecting other employees or those with whom the Company does business. Waivers of interests involving executive officers require the approval of the Board of Directors or its Audit Committee.

Directors of Intraware are deemed to have a special responsibility because they are prominent individuals with substantial other responsibilities. Directors are expected to disclose to their fellow directors and to the Vice President and General Counsel, any personal interest they may have in a transaction upon which the Board passes and to recuse themselves from participation in any decision in which there is a conflict between their personal interests and the interests of Intraware.

The Code of Ethics advises our directors and executive officers to consult with the Vice President and General Counsel of the Company, the Chief Financial Officer, and the Director of Human Resources with any questions, and to report any possible violations of the Code of Ethics.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities and Exchange Act of 1934 requires Company officers and directors, and persons who own more than ten percent (10%) of a registered class of our common stock to file certain reports with the SEC regarding ownership of, and transactions in, Company securities. Such officers, directors, and 10% stockholders are also required to furnish copies of all Section 16(a) forms that they file.

Based solely on Intraware's review of the filings made by the officers, directors and 10% stockholders, we believe that all required Section 16(a) filings were made on a timely basis in the fiscal year ending February 28, 2007, with the following exceptions: 1) On January 17, 2007, Intraware filed four late Form 4 reports in relation to stock options granted to Messrs. McLoughlin, Ocampo, Pervere, and Shuster contemporaneously with the annual stockholder's meeting in 2006.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Notwithstanding anything to the contrary set forth in any of the Company's previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate this Proxy Statement or future filings with the SEC, in whole or in part, the following report shall not be deemed to be incorporated by reference into any such filings.

Role of the Audit Committee

The purpose of the Audit Committee is to:

- Oversee Intraware's accounting and financial reporting processes and audits of Intraware's financial statements;

- Assist the Board in oversight and monitoring of (i) the integrity of Intraware's financial statements, (ii) Intraware's compliance with legal and regulatory requirements, (iii) the independent registered public accounting firm's qualifications, independence and performance, and (iv) Intraware's internal accounting and financial controls;

- Provide to the Board the results of its monitoring and related recommendations; and

- Provide to the Board any additional information and materials as necessary to make the Board aware of significant financial matters that require its attention.

In fulfilling its responsibilities, the Committee did the following:

- Reviewed on a continuing basis the adequacy of Intraware's system of internal controls;

- Reviewed and discussed with management and the independent registered public accounting firm the annual audited financial statements prior to filing Intraware's Annual Report on Form 10-K with the SEC, and recommended to the Board whether the financial statements should be included in the Annual Report;

- Reviewed and discussed with management and the independent registered public accounting firm the quarterly unaudited financial statements of the company prior to its quarterly earnings press release and to the filing of its Quarterly Reports on Form 10-Q with the SEC;

- Discussed with management and the independent registered public accounting firm significant financial reporting issues and judgments made in connection with the preparation of Intraware's audited financial statements, and certain significant financial reporting issues and judgments made in connection with the preparation of Intraware's unaudited financial statements;

- Reviewed disclosures made to the Audit Committee by Intraware's Chief Executive Officer and Chief Financial Officer during their certification process for the Annual Report on Form 10-K and Quarterly Reports on Form 10-Q;

- Reviewed before release the unaudited quarterly operating results in Intraware's quarterly earnings release;

- Oversaw and reviewed the disclosure controls and procedures designed and maintained by Intraware's Disclosure Committee;

- Appointed and oversaw the work and compensation of the independent registered public accounting firm; and

- Reviewed and provided guidance with respect to the external audit and Intraware's relationship with its independent registered public accounting firm.

Membership and Independence

The Committee has three members: its Chairman, Peter F. Pervere; Brendan A. McLoughlin; and Bradley M. Shuster. All Committee members meet the following criteria:

- Each member is an independent director, as defined in (i) the rules of the SEC and (ii) NASDAQ Audit Committee requirements, including without limitation NASDAQ Marketplace Rules 4200 and 4350(d);

- Each member is able to read and understand fundamental financial statements, in accordance with NASDAQ Audit Committee requirements, including without limitation NASDAQ Marketplace Rule 4350(d); and

Mr. Pervere is an audit committee financial expert, as defined in (i) the rules of the SEC and (ii) NASDAQ Audit Committee requirements, including without limitation NASDAQ Marketplace Rule 4350(d).

Meetings Held in Fiscal Year 2007

The Committee held eight meetings during fiscal year 2007. At each meeting, the Committee met in a separate executive session alone and/or with Intraware's independent registered public accounting firm.

Role of Management and the Independent Registered Public Accounting Firm

Management is responsible for the consolidated financial statements and the reporting process, including the system of internal controls. The independent registered public accounting firm is responsible for expressing an opinion, based on its audits, as to the conformity of those audited consolidated financial statements with accounting principles generally accepted in the United States.

Fees Paid to Independent Registered Public Accounting Firm

The following table sets forth the fees paid or accrued for services provided by BDO Seidman, LLP, Intraware's current independent registered public accounting firm, and PricewaterhouseCoopers, LLP, Intraware's prior independent registered public accounting firm, for each of the last two fiscal years:

BDO Seidman, LLP

	For the Year Ended	
	February 28, 2007	February 28, 2006(4)
Audit Fees (1)	$ 266,500	$ —
Audit Related Fees (2)	—	—
Tax Fees (3)	36,000	—
All Other Fees	—	—
Total	$ 302,500	$ —

(1) "Audit Fees" consisted of fees billed by BDO Seidman for the audit of annual financial statements, for review of financial statements included in our Forms 10-Q and 10-K, and other services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings.

(2) "Audit-Related Fees" consisted of fees billed by BDO Seidman for research, consultation and advice regarding accounting treatment for corporate and commercial transactions in accordance with applicable financial accounting and reporting standards.

(3) "Tax Fees" consisted of consulting services related to the calculation of the available net operating losses of the Company for Federal and California income tax purposes.

(4) BDO Seidman became the Company's independent registered public accounting firm in September of 2006. Intraware made no payments to BDO Seidman prior to that time.

PricewaterhouseCoopers, LLP

	For the Year Ended	
	February 28, 2007	February 28, 2006
Audit Fees (1)	$ 63,200	$ 384,000
Audit Related Fees (2)	30,000	30,000
Tax Fees	—	—
All Other Fees	—	—
Total	$ 93,200	$ 414,000

(1) "Audit Fees" consisted of fees billed by PricewaterhouseCoopers for the audit of annual financial statements, for review of financial statements included in Forms 10-Q and 10-K, for review of Forms S-8 and 8-K, and other services that are normally provided by the independent registered public accounting firm in connection with statutory and regulatory filings.

(2) "Audit-Related Fees" consisted of fees billed by PricewaterhouseCoopers for research, consultation and advice regarding accounting treatment for corporate and commercial transactions in accordance with applicable financial accounting and reporting standards.

The Charter for the Audit Committee of the Board provides that the committee is responsible for pre-approving audit and non-audit services provided to Intraware by Intraware's independent registered public accounting firm, or subsequently approving non-audit services in those circumstances where a subsequent approval is necessary and permissible. All audit and audit-related fees above were approved by the Audit Committee. The Charter is posted on the Company website: *http://www.intraware.com/library/corporategovernance/audit_comm_charter_7-9-03.pdf.*

Representatives of BDO Seidman, LLP will be present at the annual meeting. They will be given an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Recommendation

In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in Intraware's Annual Report on Form 10-K for the year ended February 28, 2007, for filing with the SEC.

AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

Peter F. Pervere, Chairman
Brendan A. McLoughlin
Bradley M. Shuster

OTHER MATTERS

Cost of Proxy Solicitation

The Company has hired Computershare Investor Services LLC, and Command Financial Press to assist in the copying and distribution of proxy materials at an aggregate cost of approximately $16,000, which includes printing and mailing of the proxy materials and Intraware's annual report to stockholders. The Company has also hired the Altman Group to assist in soliciting proxies at a cost of approximately $5,000 plus reasonable and approved out-of-pocket expenses. Company employees, officers and directors may also solicit proxies, without additional compensation other than reimbursement of their expenses. Intraware will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy materials to the holders of our common stock.

Deadline for Submission of Proposals for 2008 Annual Meeting

If you wish to submit a proposal for possible inclusion in Intraware's 2008 proxy materials, we must receive your notice, in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, as amended, by March 4, 2008, or, if the 2008 annual meeting is held more than 30 days earlier or later than the one-year anniversary of our 2007 annual meeting, your proposal must be received by us within a reasonable time before we begin to print and mail the proxy materials for our 2008 annual meeting. The proposal(s) should be mailed to the Company Secretary at our principal executive offices at 25 Orinda Way, Orinda, California 94563.

Under Company bylaws, stockholder proposals not included in our 2008 proxy materials and any nominations for director must be submitted to the Company Secretary, at the above address, not less than 90 days or more than 120 days prior to the first anniversary of the date on which the Company first mailed its proxy materials for the preceding year's annual meeting of stockholders. Since this proxy statement is being mailed to you on or about July 2, 2007, stockholder proposals must be received by our Secretary at our principal executive offices between March 4, 2008 and April 3, 2008, in order to be raised at our 2008 Annual Meeting. However, if the date of the 2008 annual meeting is more than 30 days earlier or later than the one-year anniversary of the 2007 Annual Meeting, such proposals or nominations must be submitted by the later of (1) the 120th day before the 2008 annual meeting, or (2) the 10th day after the 2008 annual meeting date is first publicly announced.

Any such proposal or nomination you submit must contain:

- for each person you propose to nominate for election or reelection as a director,

  - all information about the person that would be required to be disclosed in solicitations of proxies for the election of that person as a director under Regulation 14A under the Securities Exchange Act of 1934, as amended; and

  - the person's written consent to serve as a director if elected; and

- as to any other business you propose to bring before the meeting,

  - a brief description of the business;

  - the reasons for conducting the business at the meeting; and

  - any material interest that you, as the stockholder, and any beneficial owner on whose behalf the proposal is made, have in the business; and

- the following information about you, as the stockholder giving the notice, and any beneficial owner on whose behalf the nomination or proposal is made:

  - name and address, as they appear on our books;

  - the class and number of Intraware shares that are owned beneficially and of record; and

  - whether you or the beneficial owner intend to deliver a proxy statement and form of proxy to holders of, in the case of a proposal, at least the percentage of our voting shares legally required to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of our voting shares to elect the nominee or nominees.

These requirements are contained in the Company bylaws, which are posted on Intraware's website at *http://www.intraware.com/company/corp_governance/index.html*.

Special Assistance Needs

  Any stockholder or stockholder's representative who, because of a disability, may need special assistance or accommodation to allow him or her to participate at the 2007 Annual Meeting may request reasonable assistance or accommodation from us by contacting Intraware, Inc., 25 Orinda Way, Orinda, California 94563, (925) 253-4500. To provide us sufficient time to arrange for reasonable assistance or accommodation, please submit all such requests by July 20, 2007.

List of Stockholders Entitled to Vote

  A list of stockholders entitled to vote at the meeting will be available for inspection at Intraware's offices at 25 Orinda Way, Orinda, California, during the ten days before the meeting.

  Again, it is important that your shares be represented at the meeting, regardless of the number of shares you hold. We urge you to execute and return the accompanying proxy in the enclosed envelope at your earliest convenience.

FOR THE BOARD OF DIRECTORS



Peter H. Jackson,
Chief Executive Officer and Director

Dated: July 2, 2007

INTRAWARE, INC.

2007 ANNUAL MEETING OF STOCKHOLDERS

**THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF INTRAWARE, INC. ("INTRAWARE")**

The undersigned hereby appoints Peter H. Jackson and Wendy A. Nieto, and each of them, as attorneys-in-fact and proxies of the undersigned, with full power of substitution, to vote all of the shares of Intraware's stock which the undersigned may be entitled to vote at the Annual Meeting of Stockholders of Intraware to be held at 10:00 a.m. on August 8, 2007 at the Orinda Country Club, 315 Camino Sobrante, Orinda, California 94563, and at any and all adjournments or postponements thereof, with all of the powers the undersigned would possess if personally present, upon and in respect of the following proposals and in accordance with the following instructions. The proposals referred to herein are described in detail in the accompanying proxy statement.

UNLESS A CONTRARY DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED FOR EACH NOMINEE FOR DIRECTOR LISTED ON THE REVERSE SIDE, FOR THE PROPOSALS SPECIFIED ON THE REVERSE SIDE AND, AS THE PROXIES DEEM ADVISABLE, ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING OR MAY OTHERWISE BE ALLOWED TO BE CONSIDERED AT THE MEETING. IF A SPECIFIC DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED IN ACCORDANCE THEREWITH.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" EACH NOMINEE FOR DIRECTOR LISTED ON THE REVERSE SIDE, AND FOR EACH PROPOSAL SPECIFIED ON THE REVERSE SIDE.

SEE REVERSE SIDE   CONTINUED AND TO BE SIGNED   SEE REVERSE SIDE
                                      ON REVERSE SIDE

FOLD AND DETACH HERE

INTRAWARE, INC.

Please mark your vote in the following manner using dark ink only ☒

1.	Election of Class III Directors	FOR NOMINEE	WITHHELD FROM NOMINEE	
	a. Peter H. Jackson	☐	☐	
	b. Alexander H. Danzberger, Jr.	☐	☐	

		FOR	AGAINST	ABSTAIN
2.	Ratification of BDO Seidman LLP as independent registered public accounting firm	☐	☐	☐

Mark here for address change and note below   ☐

New Address: _____

At their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting or any adjournment or continuation thereof.

Signature:_____   Date: _____

Signature:_____   Date: _____

Please sign exactly as your name appears hereon. If the stock is registered in the names of two or more persons, whether as joint tenants, as community property or otherwise, both or all such persons should sign. Executors, administrators, trustees, guardians and attorneys-in-fact should add their titles. If the signatory is a corporation, please give the full corporate name and have a duly authorized officer sign stating such officer's title. If the signatory is a partnership, please sign the partnership name by an authorized person.

FOLD AND DETACH HERE

PLEASE VOTE, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE